RECEIVED

2007 APR 18 A 9:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

29 March 2007

07022661

U.S. Securiti
Division of C
100 F Stree
Washington .
United States of America

SUPPL

Dear Sir/Madam

Alinta Limited -- Rule 12g3-2(b) Exemption
File No. 82-35038

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

dw4/18

MELBOURNE:52885.4

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

19 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta completes key contracts for Tamar Valley Power Station

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

19 March 2007

Alinta completes key contracts for Tamar Valley Power Station

Alinta Limited announced today the completion of two key contractual arrangements in relation to the proposed development of a 200 MW power station in Tasmania.

Alinta has now finalised a conditional long-term gas supply agreement with Anzon Australia Limited and Beach Petroleum Limited as well as all key conditional contractual arrangements with Aurora Energy for the sale of electricity.

Acting Alinta Chief Executive Officer Peter Magarry said the two developments were key milestones in bringing the historic new power station project to reality.

"The Tamar Valley Power Station will be the first private sector power station in Tasmania, which is a significant achievement for Alinta," Mr Magarry said.

The Executive General Manager of Alinta Energy, Jim Hennessy, said Alinta was delighted to have signed a 15 year gas supply agreement with Anzon Australia and Beach Petroleum, valued at over $600 million for the life of the contract. The contract includes options for additional gas supply providing growth opportunities for all parties.

Mr Hennessy said by signing with Anzon/Beach, Alinta was pleased to be able to assist with the creation of further competition in the upstream gas sector in Victoria.

Last October, Alinta entered into a conditional agreement to supply Aurora Energy with electricity from a proposed combined cycle gas-fired power station.

All contractual arrangements with Aurora have now been finalised. As part of the supply arrangements, Alinta will provide an additional 180 MW of open cycle generation capacity. This will allow Alinta to provide back-up electricity when required, as well as peaking capacity to the National Electricity Market.

Mr Hennessy said Alinta would now proceed with finalising environmental and land approvals to bring the project to fruition. The aim was to begin construction in mid-2007 in order for the power station to be operational by the first quarter of 2009.

The Tamar Valley Power Station will be a high-efficiency, gas-fired combined cycle power station utilising best practice technologies. It was expected to create up to 300 jobs during construction and would employ about 22 permanent staff when operational.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

2 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $3.8645 per share due to expire on 4 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$3.8645 per share for 47,500 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,695,122	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,546,815	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 March 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

BABCOCK&BROWN

Babcock & Brown Limited · ABN 53 108 614 955
Level 23 The Chifley Tower · 2 Chifley Square · Sydney NSW 2000 Australia
T +61 2 9229 1800 · F +61 2 9231 5619 · www.babcockbrown.com

Sydney
Melbourne
Brisbane
Auckland
Vancouver
San Francisco
San Diego
Dallas
Houston
Toronto
New York
Greenwich
Dublin
Madrid
London
Paris
Luxembourg
Milan
Munich
Vienna
Johannesburg
Dubai
Kuala Lumpur
Singapore
Hong Kong
Tokyo

ASX Release

5 March 2007

Response to media speculation

International investment and advisory firm Babcock & Brown (ASX: BNB) today stated that, while it does not normally comment on media speculation, it wishes to keep the market properly informed and therefore advises that a Bloomberg article issued today speculating on BNB's involvement in a bid valuing Alinta at A$9 billion, is without foundation.

Further Information:
Kelly Hibbins
Babcock & Brown
kelly.hibbins@babcockbrown.com
+61 2 9229 1866

About Babcock & Brown

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange.

Babcock & Brown operates from 26 offices across Australia, North America, Europe, Asia, United Arab Emirates and Africa and has in excess of 1000 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. The company has established a funds management platform across the operating divisions that has resulted in the creation of a number of focused investment vehicles in areas including real estate, renewable energy and infrastructure.

For further information about Babcock & Brown please see our website: www.babcockbrown.com

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

5 March 2007

Nicholas Ong
Senior Issuers Adviser
ASX Limited
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

By Fax: 9221 2020

Dear Nicholas

Price and Volume Query

Further to your letter dated 5 March 2007, our response to your queries is set out below.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   No.

2. If the answer to 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made

   N/A

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

   Alinta notes today's Bloomberg news report which quotes unidentified sources as referring to a bid for Alinta by Singapore Power and Babcock & Brown.

   Alinta restates the advice it provided the market on 28 February 2007 that a number of expressions of interest have been received in relation to the possible sale of Alinta. A limited number of interested parties have been given access to a virtual data room to conduct due diligence on the Company. Binding bids may then be submitted on completion of this process. The timetable for this process is confidential and subject to change by Alinta at any time.

   Alinta reiterates that no binding bids have been received and there is no certainty that any will be received.

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

   Alinta confirms that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely

Yasmin Broughton
Acting General Counsel and Company Secretary
Alinta Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 08 9224 0013
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

5 March 2007

Mr P McCole
Company Secretary
Alinta Limited
GPO Box W2030
PERTH WA 6846

Facsimile: 6213 7002

Dear Patrick

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from a low today of $13.56 to an intra day high of $15.20. ASX also notes the higher volumes of securities being traded.

In light of the price and volume change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 9221 2020. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **5.00.pm WDST on Monday 5 March 2007**.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a *request for a trading halt in the company's securities.* As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Nicholas Ong
<u>Senior Issuers Adviser (Perth)</u>

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

8 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached are Appendices 3Y in respect of shares purchased under the Alinta Deferred Employee Share Plan for each of the following directors of Alinta Limited:

- Fiona Harris;
- Tina McMeckan; and
- Michael Wilkins.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Alinta Limited
ABN	11 119 985 590

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fiona Elizabeth Harris
Date of last notice	1 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	18,456 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	176 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.19 per ordinary share
No. of securities held after change	18,632 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tina Renna McMeckan
Date of last notice	1 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 March 2007
No. of securities held prior to change	16,635 ordinary shares in Alinta Limited
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	117 ordinary shares in Alinta Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.19 per ordinary share
No. of securities held after change	16,752 ordinary shares in Alinta Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	15 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,787 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	5,000 ordinary shares in Alinta Limited
Date of change	1 March 2007
No. of securities held prior to change	6,787 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	105 ordinary shares in Alinta Limited.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14.19 per ordinary share
No. of securities held after change	1,892 ordinary shares held directly and 5,000 ordinary shares held indirectly.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

9 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,417
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at: A: $3.6449 per share due to expire on 5 March 2012; B: $6.0633 per share due to expire on 26 March 2013; C: $9.1774 per share due to expire on 1 April 2015; and D: $10.4664 per share due to expire on 19 June 2016.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $3.6449 per share for 12,500 options; B: $6.0633 per share for 15,000 options; C: $9.1774 per share for 31,320 options; and D: $10.4664 per share for 12,597 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,766,539	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,475,398	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 March 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $6.0633 per share due to expire on 26 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$6.0633 per share for 71,250 options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	493,837,789	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,404,148	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 March 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Anzon Australia
LIMITED

18 March 2007

The Manager, Companies
Australian Stock Exchange Ltd
Electronic Announcement System

Dear Sir,

ANZON AUSTRALIA LIMITED (ASX CODE: AZA)
ASX Announcement

BASKER MANTA GAS SALES AGREEMENT CONCLUDED WITH ALINTA LIMITED

Please refer attached.

Yours sincerely

Gillian M Nairn
Company Secretary
Sydney, Australia

Anzon Australia
LIMITED

18 March 2007

The Manager, Companies
Australian Stock Exchange Ltd
Electronic Announcement System

Dear Sir,

ANZON AUSTRALIA LIMITED (ASX CODE: AZA)

BASKER MANTA GAS SALES AGREEMENT WITH ALINTA LIMITED

Anzon Australia Limited is pleased to announce the signing of a 15 year Gas Sales Agreement (GSA) with Alinta Limited.

The signing of the GSA provides for a further expansion in the development of the Basker Manta and Gummy fields which commenced less than two years ago. The total project at its commencement was based on a total of 23 million barrels, which has now the potential to increase to in excess of 100 million boe, some five times the size of the original oil project development.

Continuous oil production from the Basker Manta oil fields was commenced two years after Anzon Australia was listed and within another two years a gas project development will be commissioned. Including the oil and gas accumulations certified by Gaffney Cline & Associates, the project life has increased from six years to in excess of 17 years. The process to achieve Final Investment Decision (FID), to which the agreement is subject, is now well advanced with major equipment selection and process design completion expected in the second quarter 2007.

The initial contract is to supply 225 PJ of gas and includes the option for additional gas supply providing growth opportunities for all parties. The supply of gas is planned to commence in 2009 with a primary term of 15 years. The gas will be used by Alinta Limited to supply the first private sector power station, Tamar Valley Power Station, in Tasmania. The Tamar Valley Power Station will be a high efficiency, gas fired combined cycle power station using best practice technologies.

The Executive Chairman of Anzon, Mr Koroknay, said "I am very proud of the Company's achievements and it is rare that without taking a breath we are onto our second major project to establish an integrated oil and gas development of substantial magnitude. We have created the foundation for ongoing profitability as a Production and Exploration Company (P&E)".

Anzon Australia Limited is also planning some additional exploration in the BMG area in the next 18 months. Fresh reprocessing and evaluation of the existing 3D seismic data will be followed by field exploration, most notably at the Chimaera prospect immediately north of Manta field, as well as extensions to Manta itself.

The results of this exploration work is anticipated to further expand the reserves to build on the successful track record that has been established.

Anzon Australia Limited ABN: 46 107 406 771
Suite 504, 165 Walker Street, North Sydney NSW 2060 Australia
Telephone: 61 2 9922 7899 Facsimile: 61 2 9922 5877 e-mail: aza@anzon.com.au

The participants in the BMG Project are:

Anzon Australia Limited	50%	(Operator)
Beach Petroleum Ltd	50%	

For further information please contact (02) 9922 7899 and direct your enquiry to:

Steven J Koroknay or Peter J Henderson

Anzon Australia Limited ABN: 46 107 406 771
Suite 504, 165 Walker Street, North Sydney NSW 2060 Australia
Telephone: 61 2 9922 7899 Facsimile: 61 2 9922 5877 e-mail: aza@anzon.com.au

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

19 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta completes key contracts for Tamar Valley Power Station

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

19 March 2007

Alinta completes key contracts for Tamar Valley Power Station

Alinta Limited announced today the completion of two key contractual arrangements in relation to the proposed development of a 200 MW power station in Tasmania.

Alinta has now finalised a conditional long-term gas supply agreement with Anzon Australia Limited and Beach Petroleum Limited as well as all key conditional contractual arrangements with Aurora Energy for the sale of electricity.

Acting Alinta Chief Executive Officer Peter Magarry said the two developments were key milestones in bringing the historic new power station project to reality.

"The Tamar Valley Power Station will be the first private sector power station in Tasmania, which is a significant achievement for Alinta," Mr Magarry said.

The Executive General Manager of Alinta Energy, Jim Hennessy, said Alinta was delighted to have signed a 15 year gas supply agreement with Anzon Australia and Beach Petroleum, valued at over $600 million for the life of the contract. The contract includes options for additional gas supply providing growth opportunities for all parties.

Mr Hennessy said by signing with Anzon/Beach, Alinta was pleased to be able to assist with the creation of further competition in the upstream gas sector in Victoria.

Last October, Alinta entered into a conditional agreement to supply Aurora Energy with electricity from a proposed combined cycle gas-fired power station.

All contractual arrangements with Aurora have now been finalised. As part of the supply arrangements, Alinta will provide an additional 180 MW of open cycle generation capacity. This will allow Alinta to provide back-up electricity when required, as well as peaking capacity to the National Electricity Market.

Mr Hennessy said Alinta would now proceed with finalising environmental and land approvals to bring the project to fruition. The aim was to begin construction in mid-2007 in order for the power station to be operational by the first quarter of 2009.

The Tamar Valley Power Station will be a high-efficiency, gas-fired combined cycle power station utilising best practice technologies. It was expected to create up to 300 jobs during construction and would employ about 22 permanent staff when operational.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

BEACH PETROLEUM

19 March 2007

Ref: #028/07

The Manager, Companies
Australian Stock Exchange Ltd
Companies Announcement Office
Electronic Lodgement System

Dear Sir,

ANNOUNCEMENT TO ASX

BASKER MANTA GUMMY (BMG) GAS SALES AGREEMENT WITH ALINTA LIMITED

Beach Petroleum Limited (ASX Code: BPT) is pleased to announce that it and its joint venturer in the BMG project, Anzon Australia Limited, the signing of a 15 year Gas Sales Agreement (GSA) with Alinta Limited to supply gas from the offshore Gippsland fields to Tasmania for power generation.

The gas will be used by Alinta Limited to supply the first private sector power station, Tamar Valley Power Station, in Tasmania. The Tamar Valley Power Station will be a high efficiency, gas fired combined cycle power station using best practice technologies.

The initial contract, which is conditional and subject to a final investment decision (FID) by the joint venturers, is to supply 225 PJ of gas over a primary term of 15 years, commencing in 2009. It includes an option for additional gas supply, providing growth opportunities for all parties.

The signing of the GSA provides for a further expansion in the development of the Basker Manta and Gummy fields which commenced less than two years ago. Beach Petroleum is the 50 per cent owner of the Basker Manta and Gummy (BMG) fields with the remaining 50 per cent owned by the operator of the project Anzon Australia Ltd. The joint venturers will now proceed with the process leading to FID. Major equipment selection and process design completion is imminent.

Development of the BMG project began with a focus on producing oil from the Basker and Manta fields, based on initial 2P reserves estimates of around 23 million barrels.

Level 1, 25 Conyngham St, Glenside South Australia 5065
GPO Box 175 Adelaide 5001
Telephone (61 8) 8338 2833
Facsimile (61 8) 8338 2336
Beach Petroleum Limited ABN 20 007 617 969
Website: www.beachpetroleum.com.au

New wells drilled in 2006 have led to much greater expectations of the project's potential, with 2P oil reserves now at nearly 40 million barrels and a nearly quadrupled estimate of the gas-condensate resource. The expected life of the fields has nearly trebled, up to 17 years from an initial expected life of six years.

The gas development is expected to be carried out in tandem with further development of the oil reservoirs. Three new oil wells are scheduled to be drilled, starting later in 2007, while up to three gas wells are planned to be drilled in the Manta and Gummy fields in 2008. The gas development will include a gas processing facility and a pipeline to shore.

Yours faithfully,

Reg Nelson
Managing Director, FAusIMM

BEACH PETROLEUM

19 March 2007

PRESS RELEASE

BEACH PETROLEUM LIMITED TO EXPAND GAS & OIL & PRODUCTION WITH BASKER MANTA GUMMY GAS SALES AGREEMENT

Beach Petroleum Limited is pleased to announce the signing of a 15 year Gas Sales Agreement (GSA) with Alinta Limited to supply gas to Tasmania for power generation.

The initial contract is to supply 225 PJ of gas over a primary term of 15 years, commencing in 2009. It includes an option for additional gas supply, providing growth opportunities for all parties.

The signing of the GSA provides for a further expansion in the development of the Basker Manta and Gummy fields which commenced less than two years ago. Beach Petroleum is the 50 per cent owner of the Basker Manta and Gummy (BMG) fields with the remaining 50 per cent owned by the operator of the project Anzon Australia Ltd. The joint venturers will now proceed with the process leading to a final investment decision (FID), to which the agreement is subject

Already established as a top tier mid cap Australian oil producer, Beach Petroleum has emerged in the last year as a significant producer for the Australian domestic gas market. It supplies natural gas to New South Wales, South Australia, Queensland and the ACT and this year began producing coal seam gas in south eastern Queensland for electricity generation.

Managing Director of Beach Petroleum, Reg Nelson, said the company welcomed adding market opportunities in Tasmania to its expanding portfolio, which also includes large gas exploration prospects scheduled for drilling in 2008 offshore from Portland in Victoria.

"Beach sits at the top of the mid cap Australian petroleum exploration and production companies, with a stable mix of oil, gas and liquids located both onshore and offshore," Mr Nelson said.

"It presently has a proved and probable (2P) reserves base of 101 million barrels of oil equivalent (mmboe) and production expected to exceed 10 mmboe per year.

"That already provides a reserves to production ratio of around ten years, but we can now look confidently to booking a substantial increase in reserves and even longer term revenues when the BMG gas development is sanctioned."

Development of the BMG project began with a focus on producing oil from the Basker and Manta fields, based on initial 2P reserves estimates of around 23 million barrels.

Level 1, 25 Conyngham St, Glenside South Australia 5065
GPO Box 175 Adelaide 5001
Telephone (61 8) 8338 2833
Facsimile (61 8) 8338 2336
Beach Petroleum Limited ABN 20 007 617 969
Website: www.beachpetroleum.com.au

New wells drilled in 2006 have led to much greater expectations of the project's potential, with 2P oil reserves now at nearly 40 million barrels and a nearly quadrupled estimate of the gas-condensate resource. The expected life of the fields has nearly trebled, up to 17 years from an initial expected life of six years.

The gas development is expected to be carried out in tandem with further development of the oil reservoirs. Three new oil wells are scheduled to be drilled, starting later in 2007, while up to three gas wells are planned to be drilled in the Manta and Gummy fields in 2008. The gas development will include a gas processing facility and a pipeline to shore.

Mr Nelson said, "The ability to export gas from the fields to onshore markets will also enhance oil production by allowing wells to achieve optimum performance."

He noted that the Basker-2 well had achieved production rates averaging 8000 barrels of oil per day during its extended production testing and that three other new wells drilled to date have confirmed similarly good reservoir performance.

The gas will be used by Alinta Limited to supply the first private sector power station, Tamar Valley Power Station, in Tasmania. The Tamar Valley Power Station will be a high efficiency, gas fired combined cycle power station using best practice technologies.

Mr Nelson said, "Construction of the gas pipeline and facilities will give impetus to fresh evaluation of 3D seismic data to follow up other exploration opportunities in the vicinity of the BMG fields, notably the Chimaera prospect immediately north of the Manta field and extensions to Manta itself."

For further information please contact (08) 8338 2833 and direct your enquiry to:

Reg Nelson, Managing Director of Beach Petroleum
Lou Caruana, Farrington National 0413 486 155

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

21 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at A: \$3.6449 per share due to expire on 5 March 2012; B: \$3.8645 per share due to expire on 4 March 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	A: $3.6449 per share for 13,500 options B: $3.8645 per share for 47,000 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 March 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
493,898,289	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,343,648	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 March 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

Amended

RECEIVED
2007 APR 18 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To **Alinta Limited (AAN)**
ACN/ARSN **119 985 590**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 15 March 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	26,234,566	26,234,566	5.31%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 26,234,566

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 26,234,566

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Average price $13.82	Ordinary 26,234,566

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

________________________________ 21 March 2007
Company Secretary Date
Barclays Global Investors Australia

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Alinta Limited ("AAN") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
ANN	Alinta Limited	502,255	0.10	Barclays Global Investors Japan Trust & Banking
ANN	Alinta Limited	313,050	0.06	Barclays Global Investors Japan Ltd
ANN	Alinta Limited	1,524,893	0.31	Barclays Global Investors Ltd
ANN	Alinta Limited	2,164,328	0.44	Barclays Global Investors Ltd
ANN	Alinta Limited	208,872	0.04	Barclays Life Assurance Co Ltd
ANN	Alinta Limited	343,631	0.07	Indexchange Investment AG
ANN	Alinta Limited	5,187,233	1.05	Barclays Global Investors, N.A.
ANN	Alinta Limited	2,789,324	0.56	Barclays Global Fund Advisors
ANN	Alinta Limited	3,633,424	0.74	Barclays Capital Securities Ltd
ANN	Alinta Limited	40,098	0.01	Barclays Global Investors Canada Ltd
ANN	Alinta Limited	9,527,458	1.93	Barclays Global Investors Australia Ltd
		26,234,566	**5.31**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in AAN as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in AAN was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in AAN.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

_______________________ 21 March 2007

Company Secretary Date

Barclays Global Investors Australia

22 March 2007

TRANSFIELD
SERVICES

TRANSFIELD SERVICES NEVER INVOLVED IN ANY CONSORTIUM TAKING PART IN ALINTA SALE

Transfield Services has not at any time been involved in any consortium taking part in the current Alinta sale process. Transfield Services is willing to consider the acquisition of reasonably priced quality assets.

FOR FURTHER INFORMATION

Media Enquiries

Liz Jurman
Group General Manager Corporate Affairs
Ph +61 2 9464 1615
Mb +61 438 399 435

Investor Relations Enquiries

Matthew Irwin
Chief Financial Officer
Ph +61 2 9475 5603
Mb +61 437 975 800

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

23 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta to Purchase Bell Bay Site and Turbines

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

23 March 2007

ALINTA TO PURCHASE BELL BAY SITE AND TURBINES

Alinta Limited today signed heads of agreement with Hydro Tasmania to purchase the Bell Bay Power Station site and three gas turbines with a total generating capacity of 105MW.

The agreement is another important step forward in the development of the 200 MW combined cycle Tamar Valley Power Station and an associated 180 MW back-up and peaking plant.

The Executive General Manager of Alinta Energy, Mr Jim Hennessy, said the agreement was an outstanding outcome for both Alinta and Hydro Tasmania.

"Alinta is excited about the potential to redevelop the Bell Bay site to ensure its continued use for gas-fired electricity generation," Mr Hennessy said.

"For Alinta, it is an important acquisition which will facilitate the development of the combined cycle Tamar Valley Power Station – Tasmania's first private sector power station – and the associated 180 MW back-up and peaking plant.

"The 180 MW back-up plant will now comprise the 105 MW of gas turbines purchased from Hydro, plus 75 MW of new gas turbines saving Alinta significant capital expenditure."

The sale agreement is conditional on the approval from both Houses of the Tasmanian Parliament.

Mr Hennessy said the sale terms included an upfront payment of $30 million and an agreement to terminate of the Pipeline Capacity Agreement from April 2009, about 9 years early. In today's dollars, the PCA would have generated $8.6 million per annum. The nominal value of the foregone revenue is $90 million. The present value of the reduced revenue from the Pipeline Capacity Agreement would be offset by net capital cost savings and revenue from sale of electricity into the NEM from the gas turbines.

"The Bell Bay site also provides Alinta with significant advantages for further development of gas fired generation in future years. The site has all the features required for modern and efficient gas fired generation, being adjacent to both the Tasmanian Gas Pipeline and high voltage electricity transmission lines, and has access to cooling water," Mr Hennessy said.

Mr Hennessy said the 180 MW of backup or peaking capacity would be located at the Bell Bay site, utilising the existing three gas turbines.

Alinta is currently pursuing approvals to build the 203 MW Tamar Valley Power Station on industrial land near George Town. The final site selection for the Tamar Valley Power Station now depends on the finalisation of further technical studies, which will be completed shortly.

The Tamar Valley Power Station will be a high-efficiency, gas-fired combined cycle power station utilising best practice technologies. It is expected to create up to 300 jobs during construction and would employ about 22 permanent staff when operational.

Alinta Limited ABN 40 087 857 001 • 12-14 The Esplanade, Perth WA 6000
GPO Box W2030, Perth WA 6846 • Telephone (08) 6213 7000 • Facsimile (08) 6213 7001

Alinta

Alinta aims to begin construction later this year with a view to producing electricity by the first quarter of 2009.

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

23 March 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta DRP Price

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

23 March 2007

Alinta DRP Price

Alinta confirms the price of shares issued under its Dividend Reinvestment Plan for the dividend payable on 4 April 2007 is $14.5224.

The price is the average of the daily volume weighted average for the 10 day period commencing 5 days prior to and including the record date. The record date for the dividend was 9 March 2007.

Alinta declared the interim fully franked dividend of 8.375 cents per share on 27 February 2007.

Media contacts:
Tony Robertson Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

26 March 2007

Alinta Limited

TRADING HALT

The securities of Alinta Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 28 March 2007 or when the announcement is released to the market.

Security Code: AAN

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

26 March 2007

Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Attention: Ms Narissa Taylor, Adviser, Issuers (Perth)

BY FACSIMILE: (08) 9221 2020

Dear Sirs

ASX Code: AAN – Trading Halt

Alinta Limited (**Alinta**) requests an immediate trading halt for a maximum of 2 trading days from the commencement of trading on Monday, 26 March 2007.

For the purposes of Listing Rule 17.1, Alinta provides the following information.

(a) Alinta has received confidential proposals to acquire the shares in the Company. The proposals are conditional and the Company requires, and has requested, further information in order to evaluate the terms and consideration contained in the proposals. There is no certainty that any proposal will be recommended by the Directors.

(b) The trading halt is required pending the release of an announcement by Alinta in relation to the status of the proposals.

(c) Alinta requests that the trading halt continues until such an announcement is made by Alinta.

(d) Alinta is not aware of any reason why the trading halt should not be granted.

(e) Alinta is not aware of any other information necessary to inform the market about the trading halt.

Please do not hesitate to contact me if you require any further information.

Yours sincerely

Yasmin Broughton
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

28 March 2007

Alinta Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Alinta Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending the release of an announcement regarding the outcome of discussions with potential bidders.

Security Code: AAN

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)

END

Alinta

Alinta Limited
ABN 17 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

28 March 2007

Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Attention: Ms Narissa Taylor, Adviser, Issuers (Perth)

BY FACSIMILE: (08) 9221 2020

Dear Sirs

ASX Code - AAN

Over the last 4 days, Alinta has considered confidential proposals to acquire the Company and has engaged in discussions with potential bidders. Those discussions are continuing.

As the trading halt granted on 26 March 2007 expires at the commencement of trading this morning, Alinta has elected to voluntarily suspend trading in its securities until an announcement as to the outcome of those discussions can be made. Once this occurs, Alinta will request resumption of normal trading.

Yours sincerely

Yasmin Broughton
Company Secretary